Exhibit 1.02

Carlisle Companies Incorporated

Conflict Minerals Report

For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”).  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“the Act”).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.  Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment.  These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.  Please refer to the Rule for definitions of the terms used in this Report, unless otherwise defined herein.  Please also note that the report presented herein is not audited.

Company Overview

Carlisle Companies Incorporated (“Carlisle,” “the Company,” “we,” or “our”) is a diversified manufacturing company consisting of four segments which manufacture and distribute a broad range of products.  Carlisle’s four segments are Carlisle Construction Materials (“CCM”), Carlisle Interconnect Technologies (“CIT”), Carlisle Brake and Friction (“CBF”), and Carlisle FoodService Products (“CFSP”).

Products Overview

CCM manufactures and sells rubber (“EPDM”), thermoplastic polyolefin (“TPO”), and polyvinyl chloride (“PVC”) roofing membranes used predominantly on non-residential low-sloped roofs, related roofing accessories, including flashings, fasteners, sealing tapes, coatings and waterproofing, and insulation products.  Raw materials for this segment include EPDM polymer, TPO polymer, carbon black, processing oils, solvents, asphalt, methylene diphenyldiisocyanate, polyol, polyester fabric, black facer paper, oriented strand board, clay, and various packaging materials.

CIT designs and manufactures high performance wire, cable, contacts, fiber optic, RF/microwave and specialty filtered connectors, specialty cable assemblies, integrated wired racks, trays, and fully integrated airframe subsystem solutions primarily for the aerospace, defense electronics, industrial, medical, and test and measurement equipment industries.  Raw materials for this segment include gold, copper conductors plated with tin, nickel, or silver, polyimide tapes, polytetrafluoroethylene (“PTFE”) tapes, PTFE fine powder resin, thermoplastic resins, stainless steel, beryllium copper rod, machined metals, plastic parts, and various marking and identification materials.  Key raw materials are typically sourced worldwide.

CBF manufactures off-highway braking systems and friction products for off-highway, on-highway, aircraft, and other industrial applications.  The brake manufacturing operations require the use of various metal products such as castings, pistons, springs, and bearings.  With respect to friction products, the raw materials used are fiberglass, phenolic resin, metallic chips, copper and iron powders, steel, custom-fabricated cellulose sheet, and various other organic materials.  Key raw materials are sourced worldwide.

CFSP manufactures and distributes various commercial and institutional foodservice products and industrial brooms, brushes, and mops.  Raw materials used by the Foodservice Products segment include polymer resins, stainless steel, and aluminum.  Key raw materials are sourced nationally.

Conflict Minerals Policy

We have adopted a conflict minerals policy which is publicly available on our website at www.carlisle.com under “Corporate Responsibility.”

Design of Conflict Minerals Program

Carlisle undertook systematic due diligence to determine the status of the conflict minerals used in its businesses.  Our due diligence efforts have been designed to conform, in all material respects, with the framework presented by The Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten, an internationally recognized due diligence framework.  Summarized below are the design components of our conflict minerals program as they relate to the five-step framework set forth in the OECD Guidance.

Step 1 - Establish Strong Company Management Systems

As noted above, we have adopted a conflict minerals policy related to our sourcing of 3TG.

We have established a management system to support supply chain due diligence related to 3TG.  The management group responsible for overseeing Carlisle’s compliance with the Rule includes our Assistant General Counsel, Vice President of Procurement, and CIT Director of Supplier Development.  We also engaged a professional services firm to augment the internal management group responsible for the design and implementation of its planned due diligence.

Step 2 - Identify and Assess Risk in the Supply Chain

Based on a review of the raw materials used by the segments and discussions with key operations personnel across all segments, the Company determined that CIT is the segment with the highest utilization of 3TG.  It has been determined that CCM is highly unlikely to use materials in the manufacturing process that contain conflict minerals, while CBF and CFSP have significantly less exposure than CIT, if any.  As a result, the detailed due diligence plan to date has been primarily focused on CIT.  Carlisle utilized the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) template to gather sourcing data. The template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain.  The template includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about the supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.  Carlisle continued to receive supply chain responses through March 31, 2014.

Step 3 - Design and Implement a Strategy to Respond to Identified Risks

As noted above, Carlisle has adopted a conflict minerals policy.  Updates of our due diligence efforts are provided to senior management on a regular basis.  We also have a conflict minerals steering committee whose purpose is to respond to identified risks.  Additionally, we have implemented a risk mitigation response plan to monitor and track suppliers, smelters, and refiners identified through EICC/GeSI template responses.

Step 4 - Support Independent Third Party Audit of Supply Chain

Carlisle does not typically have a direct relationship with 3TG smelter and refiners, and therefore does not perform or direct audits of these entities.  We support audits conducted by third parties through our participation in the Conflict Free Smelter Program (“CFSP”).

Step 5 - Report on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is available on our website at www.carlisle.com, and is an Exhibit to this Form SD.  The content of any website referred to in the Form SD or this Exhibit is included for general information only and is not incorporated by reference into the Form SD or this Exhibit filed with the SEC.

Due Diligence Procedures Performed

As noted above, the majority of our due diligence procedures to date have been focused on CIT.  CIT performed a detailed scoping exercise that included obtaining a list of all purchases across the segment over the preceding twelve months.  The segment then held a meeting with key operating personnel and supply chain executives and team members to review every purchase and determine if each item contains tin, tantalum, tungsten, or gold.  Any item that was known to contain 3TG or that could potentially contain 3TG was traced to the supplier and said supplier was noted as “in scope” for the purposes of supplier inquiries and review.  The Company sent an EICC/GeSI template to every supplier determined to be “in scope.”

It was determined that 497 CIT suppliers may provide products or materials that contain 3TG, and each of these suppliers received a request to complete the EICC/GeSI template.  CIT received 375 responses as of March 31, 2014.  Suppliers not submitting a response were and continue to be contacted by CIT personnel.

The responses to the EICC/GeSI surveys have been reviewed and information has been compiled by CIT supply chain personnel.  We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template.  We have worked directly with these suppliers to obtain revised responses.

CIT supply chain personnel have conducted additional inquiries with suppliers to better understand survey responses and identify smelters and refineries as necessary, in addition to mines and countries of origin.  Through our participation in the Conflict-Free Sourcing Initiative (“CFSI”) and requesting our suppliers to complete the EICC/GeSI template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.  With respect to the supplier responses received, we have no reason to believe that any conflict minerals originating from Covered Countries and benefiting armed groups have been supplied by any of such respondents.  However, since CIT has not received all responses and has not completed all additional inquiries, we are unable to determine the country of origin of some conflict minerals or whether they originated from recycled or scrap sources.  As such, Carlisle has determined in good faith that for calendar year 2013 the conflict minerals status resulting from its due diligence efforts is “DRC conflict undeterminable.”

Due Diligence Procedures to be Performed

Looking toward the forthcoming reporting period, Carlisle will continue to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals benefit armed groups.  CIT will continue to work to increase the response rate of suppliers and will continue to evaluate responses to the EICC/GeSI surveys.  This process will include a detailed review of all smelters and refineries identified by respondents along with cross-referencing the listing of smelters and refineries with the Conflict-Free Sourcing Initiative database of conflict-free smelters and refineries.  Additionally, the due diligence plan executed at CIT will be fully implemented as necessary at the other three segments, which will include executives and supply chain management teams at CCM, CBF, and CFSP completing a supplier scoping exercise and sending EICC/GeSI surveys to any supplier that sells goods to Carlisle that may contain 3TG minerals.